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                           November 15, 2021

       Stanley Chia
       Chief Executive Officer
       Vivid Seats Inc.
       111 N. Canal Street
       Suite 800
       Chicago, Illinois 60606

                                                        Re: Vivid Seats Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 5,
2021
                                                            File No. 333-260839

       Dear Mr. Chia:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Bagley at (202) 551-2545 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Cathy A. Birkeland